UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

OTTAWA SAVINGS BANCORP, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
68955R102
(CUSIP Number)
December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68955R102
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Tyndall Capital Partners, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	130,237*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	130,237*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
130,237*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9): 6.1%*
(12) Type of Reporting Person (See Instructions): PN

*Based on 2,117,979 shares of common stock, par value $0.01 per share (the "Shares"), of OTTAWA SAVINGS BANCORP, INC. (the "Company"), outstanding as of November 13, 2014, as disclosed in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2014. As of December 31, 2014, 130,237 Shares are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"). Tyndall Capital Partners, L.P. is the general partner of Tyndall, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall.

Item 1(a). Name Of Issuer:
OTTAWA SAVINGS BANCORP, INC.
Item 1(b). Address of Issuer’s Principal Executive Offices:
925 LaSalle Street, Ottawa, IL 61350
Item 2(a). Name of Person Filing:
Tyndall Capital Partners, L.P.
Item 2(b). Address of Principal Business Office or, if None, Residence:
599 Lexington Avenue, Suite 4100, New York, New York 10022
Item 2(c). Citizenship:
State of Delaware
Item 2(d). Title of Class of Securities:
Common Stock, $0.01 par value per share
Item 2(e). CUSIP No.:
68955R102
Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
(a) Amount Beneficially Owned:	130,237*
(b) Percent of Class:	6.1%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	130,237*
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	130,237*
(iv) Shared power to dispose or to direct the disposition of:	0

__________________

*Based on 2,117,979 Shares of the Company, outstanding as of November 13, 2014, as disclosed in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2014. As of December 31, 2014, 130,237 Shares are owned by Tyndall. Tyndall Capital Partners, L.P. is the general partner of Tyndall, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall.

Item 5. Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

TYNDALL CAPITAL PARTNERS, L.P.

By:	JEFFREY MANAGEMENT, LLC
its general partner

By:	/s/ Jeffrey S. Halis
Jeffrey S. Halis
Manager

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).